FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2018

Gilat Satellite Networks Ltd
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s IR presentation as posted on Registrant’s website.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 13, 2018	By: /s/ Yael Shofar
Yael Shofar
General Counsel

 Gilat satellite NetworksCompany Overview  February 2018  NASDAQ, TASE: GILT

 Forward Looking Statements Disclaimer  Certain statements made in this presentation that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to obtain financing and/or timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. Gilat undertakes no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.Unaudited/Non-GAAP Financial MeasuresThis presentation includes financial data that is not audited and financial data that was not prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). Non-GAAP financial measures appearing in this presentation consist of GAAP financial measures adjusted to exclude, non cash share-based compensation expenses, impairment of goodwill and long lived assets, amortization of acquired intangible assets, restructuring, trade secrets litigation expenses, tax expenses under amnesty program and other non-recurring expenses and net income or loss from discontinued operations. Gilat believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand Gilat’s current and future operating performance. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with Gilat’s consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

GILAT – BOUNDLESS COMMUNICATIONS



4G/5G	2G/3G	Air	Sea	Land	Consumer	Enterprise

MOBILE	MOBILITY	RURAL BROADBAND

MOST ADVANCED TECHNOLOGY
Terrestrial-grade user experience

END-TO-END SERVICE
Most stringent service levels

GLOBAL PRESENCE
20 sales offices

Established 1987 | NASDAQ / TASE: GILT | ~1,100 employees

3 | Proprietary and Confidential

 Global Footprint – Expanding a Diverse Customer Base  300+ customers  500+ Networks  90+ countries    SYSTEM INTEGRATORS    GOVERNMENTS    SATELLITE OPERATORS    CARRIERS & SERVICE PROVIDERS

 Booming capacity – GEO + LEO/MEO    Global HTS Bandwidth Supply, Demand and Price per Mbps  $/Mbps/Month  Gbps    ~16 times today        Source: Euroconsult, NSR, 2017      ABUNDANCE OF CAPACITY UNLOCKS NEW MARKETS

 Affordable Internet Everywhere is Becoming a “Birth Right”    WE ALL WANT BROADBAND Everywhere. Anytime. Affordable.      WE ALL WANT BROADBAND Everywhere. Anytime. Affordable.      Mobility    Rural Broadband    Mobile  SATELLITE DELIVERS Affordable, Plentiful, Terrestrial-grade User Experience

 Accelerating Connectivity – Growth Areas for Gilat  Mobile    Cellular Backhaul,Network Resilience, Public Safety  Rural Broadband    Broadband to the Unserved and Underserved  Mobility        In the Air, at Sea, on the Ground

 Mobile

 MOBILE – Leading the Fast Growing Satellite Backhaul Market      $720M(2016)  $2,900M(2026)  Satellite Backhaul Market  Gilat is the fastest growing playerin the vertical. It recently won large projects, boosting its market share…”  “  Source: NSR, March 2017

MOBILE – ENABLING "TERRESTRIAL-GRADE" USER EXPERIENCE

Affordable true **LTE Backhaul**

- Delivering "terrestrial-grade" User Experience
- Rapid network deployment
- Expanding coverage to: rural, highways, islands, tourist centers, campuses, metro-edge and metro areas
- Replacing leased lines and upgrading T1s/E1s

Global End-to-End **Services**

- Delivering comprehensive services
- Expertise in integrating ground and sat networks
- Experience with tier-1 MNOs worldwide
- Generating **recurring revenues**

10 | Proprietary and Confidential

   11 | Proprietary and Confidential  World’s Fastest Broadband for LTE Backhaul

 12 | Proprietary and Confidential  METRO AREA - A LIVE EXMPLE

 T-MobileCellular backhaulProject

 70 Million subscribers, 308 million POP50,000 employees2016 revenues: $37.2 BillionOver 1M net adds per quarter, 17 quarters in a row    T-Mobile Coverage Map(as of December 31, 2016)    T-Mobile Coverage Map(as of December 31, 2017)

MULTI-YEAR MANAGED SATELLITE-BASED LTE BACKHAUL SERVICE

- Scope:
  - Expanding T-Mobile's 4G/LTE coverage throughout the US
  - Rural areas, destinations and highways where fiber delivery is challenging
  - Emergency response and disaster recovery – Miami, Puerto Rico

- Selection criteria
  - **Technology leadership** - Successfully passing T-Mobile's rigorous performance and high standards of customer experience
  - **Service leadership** - Providing an end-to-end satellite-based backhaul service, that meets T-Mobile's integration tests with its core network

15 | Proprietary and Confidential

 Mobility

 MOBILITY – Superior Passenger Experience Drives Demand      3,800(2016)  28,400(2026)  Satellite Broadband Connected Aircrafts  Source: NSR, May 2017      $280M(2016)  $590M(2026)  Aero Satellite Equipment Market

 MOBILITY – Delivering Superior Passenger Experience    ~2,000 aircrafts    World’s Fastest SpeedIn-Flight Connectivity

 Leading Performance Solutionsfor All In-Flight Connectivity Modules  Ku and KaTransceivers  Dual BandKu/Ka Antenna  400MbpsModem    ESA/PAA

 Rural Broadband

RURAL BROADBAND – DELIVERING CORE INFRASTRUCTURE SUPPORTING NATION BUILDING

Gilat

Broadband to unserved & underserved

- Bridging the digital divide
- Connecting communities and individuals to the world via broadband
- Innovating to deliver affordable Consumer and Enterprise solutions



Large governmental projects in **Peru and Colombia**

FITEL
FONDO DE INVERSIÓN EN TELECOMUNICACIONES

- Peru – FITEL projects
  - A $2B+ program to build terrestrial networks across Peru
  - 8 Regional Projects awarded so far - 4 to Gilat (~$400M)
    - ~$230M construction revenue
    - ~$170M operational revenue over 10 years


Gilat

Growing **service** revenues

Target:

Recurring revenues >$50M / year, profitable, starting 2019

21 | Proprietary and Confidential

 National Broadband Network (NBN) Enterprise project

 NBN Co and Speedcast Select Gilat for Business and Enterprise Satellite Service in Australia; Valued at Tens of Millions of Dollars February 5, 2018Gilat to deliver the satellite platform for NBN Co to serve nationwide business in regional and rural Australia

 NBN - National Broadband Networks AUSTRALIA  Established in 2009, government-owned, budget of $49B Objective is to extend broadband to rural AustraliaLaunched 2 satellites (Skymuster 1A and 1B) – 135 Gbps over 202 beams in 2016Active service to approximately 70,000 consumers

 The Enterprise project  Extending broadband connectivity to enterprises and government entities in rural Australia (agriculture businesses, banks, government service offices etc.)Speedcast (Australian service provider) as the prime vendor to provide full managed services, including: installations, maintenance of remote sites, BSS/OSS, program managementPer Speedcast PR - initial deal size of $107M AUD ($84M USD) expected to grow up to $184M AUD ($140M USD)Gilat as a key supplier, providing: network design, technology, equipment and 10 years of network management (NOC)  NBN  Speedcast  Gilat  Other Vendors  GILAT IS PART OF THE DIRECT NBN GOVERNANCE.

 Why GIlAT  Solution is based on our cloud-based distributed X-architectureSingle platform for multi-applications, giving satellite operators the flexibility to expand customer-base according to market demand (Enterprise, Cellular Backhaul, Consumer, Mobility)High spectral efficiency (meaning: more capacity per user or more customers on same capacity), enabling satellite operators to better monetize their investment   SkyEdge II-c

 2017 Summary

 2017 Summary    2016  2017  2017  2017      targets  modified targets  actual  Revenue  $280M  $280M-$300M  $280M-$290M  $283M  Adjusted EBITDA  $19.2M  $20M-$24M  $22M-$26M  $26.2M    Rural Broadband  Mobility      Mobile  + more

 Financial Indicators and Analysis

YEARLY PROFIT AND LOSS HIGHLIGHTS

US$ MILLIONS

Revenues

$282.8M ($279.6M)
1%YoY

Revenues wo Terrestrial Infra

$204.5M ($188M)
9% YoY

Mobility Revenues Mainly IFC

$88.4M ($62.9M)
41% YoY

Gross Profit
GAAP 29% (27%)
Non GAAP 31% (29%)

OPEX
GAAP $71.6M ($74.7M)
Non GAAP $68.8M ($68.6M)

Operating Profit
GAAP $10.9M ($0.8M)
Non GAAP $18.5M ($11.7M)

Operating Margin
GAAP 4% (0%)
Non GAAP 7% (4%)

Net Profit

GAAP $6.8M ($5.3M loss)
Non GAAP $14.6M ($5.6M)

Adjusted EBITDA

$26.2M ($19.2M)

30 | Proprietary and Confidential

 yearly Profit and Loss HighlightsUS$ millions, except per share data   * Include tax amnesty, goodwill impairment, restructuring cost and trade secrets litigation expenses** Adjustments reflect the effect of non-cash stock based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, impairments, restructuring costs, trade secrets litigation expenses and tax expense under amnesty program  GAAP  2015  2016  2017  Revenues  197.5  279.6  282.8  Gross Profit  44.1  75.5  82.5  Gross Margin  22%  27%  29%  R&D net  22.4  24.9  28.0  S&M  24.8  23.4  23.8  G&A  17.8  22.0  18.5  Other expenses*  22.7  4.4  1.3  Operating income (loss)  (43.7)  0.8  10.9  Net income (loss)  (52.3)  (5.3)  6.8  Diluted EPS  (1.16)  (0.10)  0.12  Non-GAAP**        Gross Margin  30%  29%  31%  Operating Income (loss)  (3.4)  11.7  18.5  Net income (loss)  (11.8)  5.6  14.6  Adjusted EBITDA  6.1  19.2  26.2

 Quarterly Profit and Loss Highlights US$ millions, except per share data  GAAP  Q4 16  Q1 17  Q2 17  Q3 17  Q4 17  Revenues  80.3  63.9  66.2  69.9  82.7  Gross Profit  24.2  17.3  19.6  20.3  25.2  Gross Margin  30%  27%  30%  29%  31%  R&D net  6.5  6.7  6.2  6.9  8.2  S&M  6.2  5.8  5.6  5.8  6.6  G&A  4.2  4.0  5.3  4.3  5.0  Other expenses (income)*  0.9  0.8  0.7  -  (0.2)  Operating income  6.5  0.0  1.9  3.3  5.6  Net income (loss)  4.5  (0.8)  2.1  2.1  3.4  Diluted EPS  0.08  (0.01)  0.04  0.04  0.06  Non-GAAP**            Gross Margin  32%  29%  31%  31%  32%  Operating Income  9.0  2.5  4.1  4.9  7.0  Net income  7.0  1.7  4.6  3.6  4.7  Adjusted EBITDA  10.8  4.2  5.9  7.1  9.0   * Include tax amnesty and trade secrets litigation expenses** Adjustments reflect the effect of non-cash stock based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, impairments, restructuring costs, trade secrets litigation expenses and tax expense under amnesty program

 Gilat revenues & terrestrial infrastructure breakdownUS$ millions  $285M-$305M  $283M  $280M

 Yearly Revenue per Segment US$ millions  41%  (11%)  ~25%  ~14%  (10%)  (~19%)  $285M-$305M  $283M  $280M

 Geographic revenue breakdownUS$ millions  * Data excludes construction of the terrestrial infrastructure in Peru     2016    2017

 Balance Sheet HighlightsUS$ millions  1) Including cash and cash equivalents, restricted cash and net of short term bank credits2) DSO calculation excludes services segment revenues and AR  Cash and equivalents1$86.8 ($111.6)  DSO275 days (89 days)  Total Assets$386.8 ($383.2)  Cash From Operation$20.8M ($10.8M)  Total Debt$17.1 ($21.5)  Shareholders equity$218.3M ($209.8M)

2018 GUIDELINES AND OUTLOOK – INCREASED PROFITABILITY

US$ MILLIONS

Gilat

Revenues

$285M-$305M ($282.8M)

1%-8% YoY

Revenues wo Terrestrial Infra

$247M-$263M ($204.5M)
21%-29% YoY

Mobility Revenues Mainly IFC

$98M-$103M ($88.4M)
11%-17% YoY

>60%

of 2018 revenues from current backlog

Adjusted EBITDA

$30M-$34M ($26.2M)
15%-30% YoY

Operating Margin

GAAP 4% (4%)
Non GAAP 7% (7%)

Operating Profit

GAAP $17M-$21M ($10.9M)
Non GAAP $21M-$25M ($18.5M)

37 | Proprietary and Confidential

Executing Profitable Growth Strategy  Annual Revenues  Adjusted EBITDA  Revenues: $285M - $305MGAAP Operating Profit: $17M - $21M Adjusted EBITDA: $30M - $34M  GAAP Operating Profit  2018 Management Objectives (US$ millions)

 In Summary – Uniquely Positioned for Unlocking Opportunities  Demand for plentiful affordable broadband, anywhere anytime, is soaring    Focused on strategy execution and profitability    Leading in the main growth areas – Mobile Backhaul & IFC Mobility    Oversupply of capacity unlocks new markets